ALLIED GOLD LIMITED

7 January 2008

The Manager
Australian Stock Exchange Limited
Level 4
20 Bridge Street
Sydney, NSW 2000

Dear Sir

PLACEMENT OF SHARES

Allied Gold Limited is pleased to advise that it has completed a placement of 14,621,844 shares at AUD$0.72 to raise approximately AUD$10,500,000 before expenses.

The placement, representing approximately 4.27% of the shares in issue prior to the placement, has been made to institutional clients of UK based Mirabaud Securities Limited and falls within the company's 15% placement capacity as set out in ASX Listing Rule 7.1

The placement was undertaken as an alternative to drawing down the final instalment under the Company's Finance Facility with RMB and Macquarie Bank. The Board considered the terms of the placement were more favourable than the varied terms presented by the RMB and Macquarie Bank.

The placement reaffirms the continued support of the Company's institutional shareholder base.

COMMENCEMENT OF GOLD PRODUCTION

The first stage of the CIL gold plant at the Company's 100% owned Simberi Oxide Gold Project is undergoing final stages of commissioning. Ore is currently being delivered by truck to the run-of-mine (ROM) stockpile area from the Samat deposits and the first gold pour from this ore is expected this month.

Yours faithfully

Peter Torre
Company Secretary

ACN 104 855 067
Unit 14, Level 1, 51-53 Kewdale Road, Welshpool, Western Australia 6106
PO Box 235, Welshpool DC 6986
Telephone: +61 8 9353 3638 Facsimile: +61 8 9353 4894 Email: info@alliedgold.com.au
Web: www.alliedgold.com.au